Exhibit 99.29

LARGO RESOURCES LTD.

Voting Results for the Annual General and Special Meeting of Shareholders Held on June 8, 2020

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Largo Resources Ltd. (the “Corporation”) held by live webcast on June 8, 2020.

Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to proxies received, the following individuals were elected as directors until the next annual general meeting of the Corporation or until their successors are elected or appointed:

Director Nominee	Votes For	Votes Withheld
Alberto Arias	331,636,192	81,165,694
David Brace	390,291,905	22,509,981
Jonathan Lee	344,831,583	67,970,303
Paulo Misk	410,327,944	2,473,942
Daniel Tellechea	387,515,984	25,285,902
Koko Yamamoto	317,315,284	95,486,602

Appointment of Auditors

At the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP as the Corporation’s auditor and authorized the directors to fix the auditors’ remuneration. According to proxies received, PricewaterhouseCoopers LLP was appointed as the Corporation’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Outcome	Votes For	Votes Withheld
Appointed	402,507,981	44,938,967

Share Compensation Plan

At the Meeting, the shareholders were asked to approve the Corporation’s Share Compensation Plan including amendments thereto and the issuance of any unallocated entitlements thereunder. According to proxies received, the Share Compensation Plan was approved with the following results:

Outcome	Votes For	Against
Approved	373,672,805	39,129,081